# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Capital Properties, Inc., CIK 0000202947
CUSIP: 140430109
Title of class of securities: Class A Common Stock, $.01 par value
Address of issuer's principal executive offices: 5 Steeple Street, Unit 303, Providence, Rhode Island (RI), 02903
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591377

## Reporting persons
- P. Oppenheimer Investment Parternship, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 292,967; shared voting power 0; sole dispositive power 292,967; shared dispositive power 0; aggregate amount beneficially owned 292,967 (4.44% of the class)
- Oppenheimer-Close Investment Partnership, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,091; shared voting power 0; sole dispositive power 5,091; shared dispositive power 0; aggregate amount beneficially owned 5,091 (0.08% of the class)
- Oppenheimer + Close, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 21,180; shared voting power 0; sole dispositive power 21,180; shared dispositive power 0; aggregate amount beneficially owned 50,065 (0.76% of the class)
- Oppvest, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 298,058; shared voting power 0; sole dispositive power 298,058; shared dispositive power 0; aggregate amount beneficially owned 298,058 (4.52% of the class)
- Carl K. Oppenheimer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 319,238; shared voting power 0; sole dispositive power 319,238; shared dispositive power 0; aggregate amount beneficially owned 348,123 (5.27% of the class)

## Item 1. Issuer
Name of issuer: Capital Properties, Inc.
Address of issuer's principal executive offices: 5 Steeple Street, Unit 303, Providence, RHODE ISLAND 02903

## Item 2. Person Filing
Name of person filing:
P. Oppenheimer Investment Partnership, LP
Oppenheimer-Close Investment Partnership, LP
Oppenheimer + Close, LLC
Oppvest, LLC
Carl K. Oppenheimer
Address of principal business office or, if none, residence:
119 West 57th Street
Suite 1515
New York, NY 10019
Citizenship:
Delaware
Delaware
Delaware
Delaware
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
292,967
5,091
50,065
298,058
348,123
Percent of class:
4.4%
0.1%
0.8%
4.5%
5.3
Sole power to vote or to direct the vote:
292,967
5,091
21,180
298,058
319,238
Shared power to vote or to direct the vote:
0
0
0
0
0
Sole power to dispose or to direct the disposition:
292,967
5,091
21,180
298,058
319,238
Shared power to dispose or to direct the disposition:
0
0
0
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- P. Oppenheimer Investment Parternship, LP: Carl K. Oppenheimer, Managing Member (11/14/2025)
- Oppenheimer-Close Investment Partnership, LP: Carl K. Oppenheimer, Managing Member (11/14/2025)
- Oppenheimer + Close, LLC: Carl K. Oppenheimer, Managing Member (11/14/2025)
- Oppvest, LLC: Carl K. Oppenheimer, Managing Member (11/14/2025)
- Carl K. Oppenheimer: Carl K. Oppenheimer, Managing Member (11/14/2025)